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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67545

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/16** (mm/dd/yy) AND ENDING **12/31/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GrandFund Investment Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1809 Fremont Drive
(No. and Street)

Alameda	**California**	**94501**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald Bertucio **510- 522 -2728**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygancio Valley Drive, Suite A200	**Walnut Creek**	**CA**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

85

OATH OR AFFIRMATION

I, Donald C. Bertucio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GrandFund Investment Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP/CCO

Title

Notary Public

MAHESH GUPTA
COMM. # 2123252
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 10, 2019

JAS1

See attached

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Annual audit Report

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of ALAMEDA

Subscribed and sworn to (or affirmed) before me on this 30th day of January, 2017, by DONALD CHARLES BERTUCIO, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MAHESH GUPTA
COMM. # 2123252
NOTARY PUBLIC • CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
SEPTEMBER 10, 2019
JAS1 JAS1

(Seal) Signature

GRANDFUND INVESTMENT GROUP, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm....................................Page 1

Statement of Financial Condition ....Page 2

Statement of Operations...Page 3

Statement of Changes in Members' Capital ....Page 4

Statement of Cash Flows ....Page 5

Notes to Financial Statements..Page 6

Supplementary Information:

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ....Page 9

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 ....Page 10

Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 ....Page 10

Review Report of Independent Registered Public Accounting Firm ....Page 11

SEA 15c3-3 Exemption Report ....Page 12

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Grandfund Investment Group, LLC

We have audited the accompanying statement of financial condition of Grandfund Investment Group, LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grandfund Investment Group, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 17, 2017

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	117,675
Accounts receivable, net $343,125 allowance		880,150
Prepaid expenses		13,877
TOTAL ASSETS	**$**	**1,011,702**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:		
Commissions payable	$	583,635
Accounts payable		47,962
TOTAL LIABILITIES		631,597
MEMBERS' CAPITAL		380,105
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**1,011,702**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Marketing income	$	956,250
Success fees		7,812,577
Representative fee income		5,250
Total revenues		8,774,077
EXPENSES:		
Commission expense		7,113,565
Bonus		1,414,000
Bad debt expense		343,125
Consulting and professional fees		113,569
Regulatory fees		107,734
Guaranteed payments		100,500
Other operating expenses		63,617
Total expenses		9,256,110
NET LOSS	**$**	**(482,033)**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' CAPITAL, Beginning of Year	**$**	**862,138**
Net loss		(482,033)
MEMBERS' CAPITAL, End of Year	**$**	**380,105**

See accompanying notes to the financial statements.

GRANDFUND INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(482,033)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt expense		343,125
Change in assets and liabilities:		
Accounts receivable		(149,637)
Prepaid expenses		(6,101)
Commissions payable		210,260
Accounts payable		33,675
Net cash used in operating activities		(50,711)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(50,711)
CASH AND CASH EQUIVALENTS, Beginning of Year		**168,386**
CASH AND CASH EQUIVALENTS, End of Year	**$**	**117,675**

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Organization and Nature of Business

GrandFund Investment Group, LLC (the "Company") is a California limited liability company formed on November 15, 2005, and its principal place of business is located in Alameda, California. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") on July 24, 2007 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The members of the Company are Charles Bertucio and Donald Bertucio, who are collectively the managing members, as defined in the Company's operating agreement (the "Agreement"). In accordance with the Agreement, the existence of the Company will continue in existence unless sooner dissolved by its members.

The Company operates as a third-party sales and marketing firm which assists private equity firms seeking to raise capital for investment purposes within their funds. The Company qualifies potential prospects, arranges presentations, and tracks the sales process. The Company also provides investment and management advisory services to private companies.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company earns success fees from private equity firms for monies placed in their various funds. The success fees are generally based on an agreed percentage of the potential investors' committed capital that has been called and collected by the various funds of the private equity firms.

NOTE 1 – ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

Revenue Recognition (Continued)

The Company earns marketing income in connection with arrangements to introduce funds to registered representatives of broker-dealers and registered representative advisors, where these broker-dealers may have customers interested in investing in the funds. Marketing associated with income is earned as a retainer on a quarterly basis or as a percentage of the fees received by the investment advisor for accounts introduced.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. At December 31, 2016 the company held a single cash account, and there were no cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and commissions payable approximate fair value because of their short-term maturities.

Income Taxes

The Company was formed as a California limited liability company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members. Certain states including California in which the Company operates imposes fees and taxes at the partnership level. Management believes there are no uncertain tax positions. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

Guaranteed Payments

Guaranteed payments are payments to individual members for services rendered, and are not based on the member's share of the Company's income.

Accounts Receivable

Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company recorded bad debt expense of $343,125 and the related allowance in 2016 for one receivable.

NOTE 2 – MEMBERS' CAPITAL

The Company is a limited liability company and, as such, no Member shall have any personal liability to the Company, any other Member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the Member to the Company.

Contributions and withdrawals by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest.

NOTE 3 – RISK CONCENTRATIONS

As of December 31, 2016, the Company had two customers that accounted for 76% of the accounts receivable and 84% of revenue was generated by three customers. Two of those customers were the same.

In addition, 99% of commission expense and commissions payable at December 31, 2016 was related to one marketer.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with GrandFund, LLC, a company under common control. There were no expenses shared during 2016.

$376,500 of Bonus expense on the accompanying statement of operations was paid to the members.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2016, the Company had regulatory net capital of $69,713 which was $27,607 above the minimum requirement of $42,106.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 17, 2017, the date the accompanying financial statements were issued, and has determined that there are no material subsequent events to disclose.

SUPPLEMENTARY INFORMATION

GRANDFUND INVESTMENT GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

NET CAPITAL:			
Total members' capital		$	380,105
DEDUCTIONS AND/OR CHARGES:			
Non-allowable assets:			
Accounts receivable	296,515		
Prepaid expenses	13,877		
Total deductions and/or charges			(310,392)
Net capital before haircuts on securities positions			69,713
Less - haircuts on securities positions			-
NET CAPITAL		**$**	**69,713**
AGGREGATE INDEBTEDNESS:			
Item included in statement of financial condition:			
Commissions Payable	583,635		
Accounts payable	47,962		
TOTAL AGGREGATE INDEBTEDNESS (A.I.)		**$**	**631,597**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required (6-2/3% of A.I.)		$	42,106
Minimum dollar requirement		$	5,000
Excess net capital		$	27,607
Ratio: Aggregate indebtedness to net capital			906%

Reconciliation with Company's Net Capital Computation (Included in Part II of form X-17A-5 as of December 31, 2016

Net Capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2016	**$**	**69,713**
Decrease in Member's Equity		(343,125)
Decrease in Non-allowable assets		343,125
Net Capital Per Above Computation	**$**	**69,713**

See accompanying notes to the financial statements

GRANDFUND INVESTMENT GROUP, LLC..SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15C3-3
DECEMBER 31,2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i).

GRANDFUND INVESTMENG GROUP, LLC ....SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
DECEMBER 31, 2016

The Company did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

An exemption from Rule 15c3-3 is claimed, based on section (k)(2)(i).

See accompanying notes to the financial statements

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Members of
Grandfund Investment Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Grandfund Investment Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 17, 2017

GRANDFUND Investment Group, LLC

1 January, 2017

SEA 15c3-3 Exemption Report

I, Donald Bertucio, CCO/VP at GrandFund Investment Group (the "Company") represent the following:

1. **The Company claims the k(2)(i) exemption to SEA 240.15c3-3;**
2. **The Company met the identified exemption provisions in SEA 240.15c3-3(k)** from January 1, 2016 through the remainder of the fiscal year ending December 31, 2016 without exception; and
3. There were no exceptions during January 1, 2016 through December 31, 2016 in meeting the identified exemption provisions in SEA 240.15c3-3(k).

Respectfully submitted,

Donald Bertucio
CCO/VP
GrandFund Investment Group, LLC

GRANDFUND INVESTMENT GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016